Albert Securities, LLC

Statement of Financial Condition

For the Year Ended December 31, 2025

Albert

Docusign Envelope ID: 0A643240-4849-4227-B9E5-8D9522106503


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-70459


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                          MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: __Albert Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__126 E Haley Street, Suite A-2__
(No. and Street)

__Santa Barbara__   __CA__   __93101__
    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Friedman__   __213-293-9936__   __michael.friedman@albert.com__
(Name)   (Area Code – Telephone Number)   (Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

__601 South Figueroa Street, Suite 900__   __Los Angeles__   __CA__   __90017__
(Address)   (City)   (State)   (Zip Code)

__10/20/03__   __238__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Friedman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Albert Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Head of Broker Dealer _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALBERT SECURITIES, LLC
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Management and Member of Albert Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Albert Securities, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
March 31, 2026

We have served as the Company's auditor since 2022.

ALBERT SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
Statement of Financial Condition

		December 31 2025
ASSETS		
Cash	$	174,646
Deposit with clearing broker		125,000
Customer-held fractional shares		13,376,615
Securities held at clearing broker		171,593
Clearance and other accounts with clearing broker		505,229
Prepaid expenses and other assets		72,558
TOTAL ASSETS	$	14,425,641
LIABILITIES AND MEMBER'S EQUITY		
Payable to clearing broker	$	87,491
Fractional share repurchase obligations, at fair value		13,376,615
Accounts payable and accrued expenses		111,015
TOTAL LIABILITIES		13,575,121
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		850,520
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,425,641

The accompanying notes are an integral part of the statement of financial
condition and should be read in conjunction herewith. The statement of financial
condition is pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities
Exchange Commission.

ALBERT SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Albert Securities, LLC (the "Company") was organized in the State of Delaware on October 4, 2019. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on December 1, 2020.

The Company is a wholly-owned subsidiary of Albert Corporation ("Parent").

The Company is engaged in business as an introducing broker-dealer that operates a general securities business through its clearing broker-dealer on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares certain resources with its Parent under the terms of an expense sharing agreement. The Company records shared expenses monthly as incurred in accordance with the expense sharing agreement.

Income
The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker on a fully disclosed basis. The Company receives a portion of interest paid on customers cash held by the Clearing Broker and/or in its Clearing Broker's sweep program pursuant to the Company's clearing agreement. The Clearing Broker pays interest income to the Company and the interest income is recognized as earned.

Fractional Share Program
The Company operates a fractional share program for the benefit of its customers. When a customer places an order for a fractional share, the Company purchases a full share in the market of which the remaining portion of the full share is allocated to the Company. These fractional shares allocated to the Company are reported within Securities held at clearing broker dealer with gains and losses reported in Principal Trading. Once the Company accumulates a full share of a given security it is sold in the market. The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the customer as collateral. The Company presents these as customer-held fractional shares under assets and as fractional shares repurchase

obligations under liabilities in the statement of financial condition. The Company has elected the fair value option for the purpose of reporting the fractional shares repurchase obligation. Both entries are measured at fair value based on quoted prices in active markets.

2.   INCOME TAXES

The Company, with the consent of Albert Corporation ("Member"), has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in the statement of financial condition.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

3.   RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, occupancy and technology expenses. All costs incurred for such shared expenses are paid by the Parent and from time to time, the Parent provides capital contributions to the Company either through the payment of expenses on behalf of the Company or through cash payments which the Company uses to pay certain expenses and meet regulatory capital requirements. For the year ended December 31, 2025, expenses paid by the Parent amounted to $2,016,179, and cash contributions by the Parent amounted to $1,800,000. At December 31, 2025, the Company had an intercompany payable to the Parent of $0.

The Company has had operating losses and negative cash flows from operations over the past period, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. The Company is reliant on the continued financial support of the Parent to fund its ongoing operations and to meet regulatory capital requirements. The Parent has provided a letter of financial support confirming the Parent's intent and commitment to fund the operations of Albert Securities, LLC through June 30, 2027.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4.   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other

disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial condition. As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $752,223 which was $652,223 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($198,506) to net capital was 0.26 to 1.

6. ACCOUNTS AT CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. The Company maintains an inventory of fractional positions in various securities in order to facilitate fractional trading by customers. The amount payable to the Clearing Broker at December 31, 2025 was $87,491. Other accounts held at the Clearing Broker had a receivable balance of $505,229 at December 31, 2025 for cash on hand to pay clearing fees and settling transactions.

7. DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Clearing Broker has custody of the Company's deposit balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2025 was $125,000.

8. SECURITIES HELD AT CLEARING BROKER

The Company operates its customer-held fractional share program for the benefits of its customers. The Company also holds proprietary inventory which is recorded as securities held at clearing broker on the statement of financial condition.

The Company recognizes net gains and losses for differences between purchase prices, market prices and sale prices. For the period ended December 31, 2025, the Company recorded the fair market value of securities held of $171,593 and $0, respectively.

9. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer

the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at December 31, 2025. All securities held by the Company and customer-held fractional shares were exchange-traded funds or listed U.S. equities.

The following table represents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2025:

	Fair Value Hierarchy		
	Level 1	Level 2	Level 3
Assets:			
Customer-held fractional shares	$ 13,376,615	$ -	$ -
Securities held at clearing broker	171,593	-	-
Liabilities:			
Fractional share repurchase obligations	(13,376,615)	-	-
Total	$ 171,593	$ -	$ -

10. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the release of the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.